February 14, 2008

VIA EDGAR, FEDEX, AND FAX
Securities and Exchange Commission
Division of Corporation Finance
110 F Street, N.E.
Washington, D.C. 20549

Attn: Mr. H. Christopher Owings and Ms. Indira Lall

Re:	Golfsmith International Holdings, Inc. Form 10-K for Fiscal Year Ended December 30, 2006 Filed March 30, 2007 File No. 000-52041
Dear Mr. Owings and Ms. Lall:
         On behalf of our client, Golfsmith International Holdings, Inc., a Delaware company (the “Company” or “Golfsmith”), in connection with the Company’s Annual Report on Form 10-K for the fiscal year ended December 30, 2006 (the “Annual Report”) filed with the Securities and Exchange Commission (the “Commission”) on March 30, 2007, we are writing in response to the request for additional information from the staff of the Commission (the “Staff”) related to Comment #20. The Company originally responded to the Commission’s comments on January 18, 2008. Subsequently, following phone conversations among the Commission, the Company and its independent auditors, the Commission sought an additional written clarification of the Company’s position. We hereby submit this response to the Staff on behalf of the Company as requested. The information included herein has been provided to us by management of the Company.
     I. Initial Comment and Response
         Original comment #20 from the Staff’s December 27, 2007 letter, and the Company’s response on January 18, 2008, were as follows:
“Please tell us in detail why you accounted for the underwriters over-allotment option as a mark-to-market derivative under SFAS 133. Please specifically address

Securities and Exchange Commission
February 14, 2008
how you concluded that the over-allotment option did not qualify for the scope exception in paragraph 11.a. of SFAS 133. Refer also to the guidance in EITF 00-19. We may have further comment.
Response:
The agreement with the underwriters for the IPO contained overallotment provisions that permitted the underwriters to purchase additional securities at the offering price for a 30 day period subsequent to the closing date of its initial offering. The Company acknowledges that pursuant to paragraph 11.a. SFAS 133 such provisions would qualify for scope exception and not be accounted for as a derivative. However, since the overallotment provision extends beyond the initial closing date, we believe it represented a written option on the Company’s common stock. The Company is aware of the SEC staff’s longstanding position that written options initially should be reported at fair value and subsequently marked to fair value through earnings as most recently stated in paragraph 8.d. of EITF 00-6. The Company believes the accounting applied to this written option is consistent with the SEC staff’s longstanding position.
The Company believes that is has fully disclosed in both Note 3 to its consolidated financial statements and in its MD&A how it accounted for this written option and its effect on the Company’s financial statements. The Company has recorded the earnings impact in Other Income and, therefore, such amount does not impact Operating Income. The Company has also separately identified and disclosed the financial statement effect of its accounting for this written option in its press releases of quarterly results.”
        The Company hereby reaffirms its conclusion that the accounting treatment for the overallotment option qualifies for scope exception under paragraph 11.a of SFAS 133 since the overallotment option extended beyond the initial closing date of the IPO. The Company therefore believes that the overallotment option represented a written option for its common stock and should be reported, like an option, at fair market value.
     Notwithstanding the accounting treatment, should the Staff disagree with the Company’s position, the accounting treatment for the overallotment option was immaterial to its financial statements, did not misrepresent the Company’s value to shareholders and should not result in a restatement of the Company’s financial statements included in its Form 10-K for fiscal 2006.
       II. Materiality Analysis under Staff Accounting Bulletin No. 99
     To the extent the Staff disagrees with the Company’s conclusion described above, the Company has evaluated the materiality of the gain recorded on its 2006 financial statements both quantitatively and qualitatively, and has determined that the gain recorded was not material to its 2006 financial statements.
     The Securities and Exchange Commission Staff Accounting Bulletin: No. 99 – Materiality (“SAB 99”), expresses views of the Staff that publicly held companies must use to evaluate whether current year changes, that could have impacted prior year financials, when determining

Securities and Exchange Commission
February 14, 2008
whether the changes, if made in the prior year, would have impacted an investor’s opinion of the company’s financials and modified its decision to invest in the company.
     In general, SAB 99 states that a specific percentage or numerical threshold may not be used as the only support to not restate prior year financials. The use of a percentage or numerical threshold may provide the basis for a preliminary assumption that the modification would be material / not material, but that public companies must also consider the significance of the modifications to the users of a registrant’s financial statements. Essentially, a registrant must determine whether, in light of the surrounding circumstances, it is probable that the magnitude of the modification would have changed the judgment of a reasonable person relying upon the report.
     Some considerations that a registrant must evaluate when considering the impact of the modification:
•	whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

•	whether the misstatement masks a change in earnings or other trends

•	whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

•	whether the misstatement changes a loss into income or vice versa

•	whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

•	whether the misstatement affects the registrant’s compliance with regulatory requirements

•	whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements

•	whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

•	whether the misstatement involves concealment of an unlawful transaction
     Set forth below is a discussion of the modification and the potential impact the modification could have had on the 2006 financial statements had the modifications been made in the prior year.

Securities and Exchange Commission
February 14, 2008
     a. Quantitative Analysis
     Quantitatively, the effect of the gain on the overallotment derivative on the Company’s 2006 financial statements is as follows:

	2006
Financial Statement Line	Balance	% Effect on
Item or Metric	(000’s)	Balance
Gain on derivative	$1,091	—
Total assets	227,919	—
Total liabilities	117,808	—
Total equity	110,111	—
Revenues	357,890	—
Gross profit	125,817	—
Operating income	11,561	—
Total other income (expense)	(18,393)	5.9%
Net loss	(7,018)	15.5%
EPS	(0.54)	15.5%
Operating cash flows	4,891	—
Comparable store sales	n/a	—
     As noted above, the overallotment derivative had no effect on the Company’s revenues, gross profit or operating income. Rather, the derivative’s quantitative effect was reflected only on Other income (Expense), Net Loss and Earnings Per Share.
     The Company acknowledges that absent the other IPO related events, the 15.5% change in Net Loss or Earnings Per Share may appear material. However, the Commission has noted that under SAB 99 “quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations.”
     Rather, an assessment of materiality requires that one views the facts in the context of the “surrounding circumstances,” as the accounting literature puts it, or the “total mix” of information. See TSC Industries v. Northway, Inc., 426 U.S. 438, 449 (1976). Thus, percentage changes to Net Loss and Earnings Per Share alone, should not be determinative factors in a materiality analysis.
     The Company believes that the primary consideration in the surrounding circumstances is the fact that substantially all of the gain on the derivative was recorded in the second quarter of 2006, the same quarter that the Company completed its IPO. During the same quarter other IPO-related events were

Securities and Exchange Commission
February 14, 2008
reflected on the financial statements including a $12,775,000 loss on extinguishment of debt and a $3,000,000 fee paid to terminate the Company’s management consulting agreement with First Atlantic Capital.
     If the IPO had not occurred, the Company would not have (1) repaid its long-term indebtedness early, (2) terminated its management consulting agreement with First Atlantic Capital, nor (3) entered into an overallotment option with an investment banker. In short, the overallotment provision was an event tied specifically to the IPO and disclosed as such.
     Moreover, in the Company’s press releases for its second, third and fourth quarters of 2006, the Company highlighted and presented non-GAAP financial measures consistent with the requirements of Regulation G excluding the financial impact of the extinguishment of debt, the termination of the management consulting agreement and the gain on derivative in its disclosures of quarterly and year-to-date results. The Company believes that excluding these items from the reported net loss provided a better basis for comparison of its current results to past, present and future operating results, and a better means to highlight the result of its ongoing operations.
     Qualitative Analysis
     We believe that the quantitative analysis above has demonstrated the accounting treatment for the derivative to be immaterial. The Company also believes, from a qualitative point of view, that the gain on the derivative would not have been viewed by a reasonable investor as having significantly altered the “total mix” of information disclosed or made available.
        i. Analyst Expectations
     As discussed above, substantially all of the gain on derivative was recorded in the second quarter of 2006 along with charges for the extinguishment of debt and the termination of the Company’s management consulting agreement with First Atlantic Capital. In the press releases for the Company’s second, third and fourth quarters of 2006, it highlighted in disclosures of its quarterly and year-to-date results the financial statement impact of the extinguishment of debt, the termination of the management consulting agreement and the gain on derivative. In these press releases, the Company presented non-GAAP financial measures in accordance with Regulation G excluding the effect of the extinguishment of debt, the termination of the Company’s management consulting agreement and the gain on the derivative. Excluding these items from the reported net loss provided a better basis for comparison of the Company’s current results to past, present and future operating results, and a better means to highlight the result of core ongoing operations.
     As noted in the Analyst Reports of Merrill Lynch, JP Morgan and Lazard, the gain on derivative did not hide a failure to meet analyst’s consensus expectations for the Company. In fact, the analyst’s expectations excluded the effect of IPO-related items including the gain on derivative. See Analyst Reports, attached as Exhibits.
     As noted in the analysts’ research reports of JPMorgan and Lazard Capital (included as exhibits hereto), analysts have looked to financial measures that exclude the one-time items. For example, JP Morgan reported that the Company’s Q2 Non-GAAP EPS of $0.64 per share beat its

Securities and Exchange Commission
February 14, 2008
estimate of $0.62 per share by $0.02 per share. J.P. Morgan’s estimate did not include one-time items. Similarly, Lazard Capital’s Q2 estimate of $0.40 per share also excluded one-time items such as “nonrecurring IPO-related charges”, but its estimate did include an estimate for income taxes assuming the Company did not have net operating loss carry-forwards. Both JPMorgan and Lazard Capital included the gain on derivative as “one-time IPO-related items”. The Company does not, therefore, believe that the analyst’s discussion of its 2006 Q2 results nor the analysts recommendations to investors would have changed had the gain on derivative not been recorded.
         ii. Disclosure of the Derivative
     The Company believes that its disclosure of the gain on derivative was sufficient to alert current and potential shareholders of its operating performance absent the effects of the IPO.
     The Company fully disclosed the presence of the gain on derivative and how it was determined in its Form 10-Q for the second and third fiscal 2006 quarters and in its Form 10-K for the 2006 fiscal year as follows:
Form 10-Q and 10-K Disclosure
2. Initial Public Offering
        On June 20, 2006, the Company completed its initial public offering (“IPO”) in which the Company sold 6,000,000 shares of common stock at an offering price to the public of $11.50 per share. The net proceeds of the IPO to the Company were approximately $61.2 million after deducting underwriting discounts and offering expenses of $7.8 million. The Company’s common stock trades on the Nasdaq National Market under the symbol “GOLF.”
        The net proceeds from the IPO, along with borrowings under the Company’s Amended and Restated Credit Facility (see Note 5) were used to retire the $93.75 million Senior Secured Notes (see Note 5), to repay the entire outstanding balance of the Company’s Old Senior Secured Credit Facility, to pay fees and expenses related to the Company’s Amended and Restated Credit Facility and to pay a $3.0 million fee to terminate the Company’s management consulting agreement with First Atlantic Capital, Ltd., the manager of Atlantic Equity Partners III, L.P., an investment fund which is the largest beneficial owner of the Company’s shares.
        In connection with the IPO, the Company granted the underwriters an option to purchase 900,000 shares of the Company’s common stock at a 7% discount to the IPO price, or $10.70 per share, for 30 days commencing on June 15, 2006 (grant date). Since this option extended beyond the closing of the IPO, this option feature represents a call option that meets the definition of a derivative under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. Accordingly, the call option has been separately accounted for at a fair value with the change in fair value between the grant date and July 1, 2006 recorded as other income. The Company used the Black-Scholes valuation model to determine the fair value of the call option at the grant date and again

Securities and Exchange Commission
February 14, 2008
at July 1, 2006 using assumptions commensurate with each measurement period as shown in the following table:

	At June 15, 2006		At July 1, 2006
Volatility	56%		30%
Expected Life	30	days	15	days
Risk free interest rate	5%		5%
             At June 15, 2006, the Company recorded a liability of $1.1 million with corresponding decrease to additional paid in capital to record the fair value of the call option on such date. The fair value of the call option aggregated approximately $58,000 on July 1, 2006 and the Company recorded the decrease in such fair value aggregating $1.0 million as other income in the statement of operations for the three and six-month periods ended July 1, 2006. The recognition of the derivative and related change in fair value represent non-cash transactions for statement of cash flow purposes. The underwriters did not exercise their option and it expired on July 15, 2006.
See Form 10-Q, filed August 15 ,2006, pp 9-10; Form 10-Q, filed November 7, 2006, pp 9-10; and Form 10-K, filed March 30, 2006, p. 43.
Additional Form 10-K Disclosure
Other income. Other income consists primarily of exchange rate variances and, for fiscal 2006, of $1.1 million of non-cash derivative income associated with the change in fair value of the underwriters’ option to purchase shares of our stock at a discounted amount from the initial public offering price.
Id. at p. 10
     The disclosure in the foregoing reports includes (1) quantification and discussion in both the Overview and Comparison of Fiscal 2006 to Fiscal 2005 in Management’s Discussion and Analysis and (2) quantification and discussion in Note 3 to its consolidated financial statements for fiscal 2006 included in its Form 10-K. The disclosure informs the investor how the overallotment option was accounted for, the assumptions used to quantify the fair value of the derivative, and the amount of the gain recognized on the derivative. The Company believes such disclosure information to the investor sufficient to understand the accounting for the derivative and its impact to the financial statements. Therefore, the investor could readily remove the financial statement effect of the gain on derivative if he/she so desired.
         a. Other Considerations
     In addition to the qualitative and quantitative factors discussed above, the Company believes that its accounting for the gain on derivative was immaterial and not misleading to the investment community since:
•	The derivative was non-cash in nature and, accordingly, had no effect on the Company’s operating, investing or financing cash flows for fiscal 2006.

•	The derivative was non-recurring. Substantially all of the gain on derivative was recorded in the second quarter of fiscal 2006. The overallotment option expired in July 2006. Periods subsequent to the expiration of the overallotment option have not been and will not be effected by the accounting treatment of the overallotment option.

Securities and Exchange Commission

February 14, 2008
•	The derivative had no effect on the Company’s compliance with regulatory requirements.

•	The derivative had no effect on compliance with the Company’s loan covenants or other contractual requirements.

•	The derivative had no effect on the determination of management’s bonuses for fiscal 2006.

•	The derivative did not involve concealment of an unlawful transaction.

•	The derivative did not effect the Company’s key performance indicators such as a comparison of same store sales.
       III. Summary
     The Company believes that it appropriately disclosed the gain on derivative income from the overallotment shares as income based on the Commission’s long standing position that the item can be considered an option and marked to market. See Accounting for Freestanding Derivative Financial Instruments Indexed to, and Potentially Settled in, the Stock of a Consolidated Subsidiary, EITF No. 00-006, http://www.fasb.org/eitf/issue_00-6.pdf paragraph 8.d. Should the Commission disagree with the Company’s conclusion, we believe a quantitative and qualitative analysis of the facts and circumstances associated with the accounting treatment of the derivative shows it to be immaterial.
     Based on the above discussion and analysis, the Company does not believe that the change in treatment of the overallotment would have caused an investor to re-evaluate its opinion of the Company or its performance, or change its decision to invest or not invest in the Company. In addition, because the Company repeatedly disclosed pro forma financial statements with the derivative income removed, the Company believes it adequately informed investors that this item was non-recurring and should not be considered when evaluating its operating performance. Therefore, the Company believes that no restatement of financial statements for its fiscal 2006 is necessary and would not improve on disclosure already available to its investors.
* * *

Securities and Exchange Commission
February 14, 2008
     If you have any questions concerning the foregoing, please contact Mark Mandel at (212) 819-8546 or Colin Diamond at (212) 819-8754.

Sincerely,

/s/ White & Case LLP

White & Case LLP
     cc: Scott Wood, General Counsel, Golfsmith International Holdings, Inc.